STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

January 24, 2006

Jill S. Davis

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Integrated Environmental Technologies, Ltd.
Your Letter of December 21, 2005

Form 10-KSB for Fiscal Year Ended December 31, 2004, as amended

Filed March 30, 2005 and December 9, 2005

Form 10-QSB for Fiscal Quarters

Ended March 31, 2005, June 30, 2005 (as amended)

and September 30, 2005

Filed May 17, 2005, August 19, 2005, December 9, 2005
And November 14, 2005

Response Letters Dated October 11, 2005 and December 7, 2005
File No. 0-26309

Form SB-2
Filed October 3, 2005
File No. 333-128759

Dear Ms. Davis:

This correspondence is in response to your letter dated December 21, 2005 in reference to our filings listed above on behalf of Integrated Environmental Technologies, Ltd. (“IET”).

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filings.

Integrated Environmental Technologies, Ltd.

January 24, 2006

Form SB-2, filed October 3, 2005

General

1.	Please update the interim financial statements and the related management’s discussion and analysis discussion as needed. Refer to Item 310(g) of Regulation S-B.

Response:

We have complied with your request and updated the interim financial statements and the related management’s discussion and analysis discussion.

2.	Please update your independent auditor’s consent.

Response:

We have complied with your request and updated our independent auditor’s consent.

In addition, we added additional selling security holders and updated some of the disclosure in the SB-2/A No. 1.

In connection with our responses to your comments above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please advise if we can be of any further assistance.

Yours truly,

/s/ Donald Stoecklein

Donald J. Stoecklein

/rv